UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cerulean Pharma Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15708Q105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 869,258
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 869,258
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,258
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Ventures II Sidecar, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,449
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,449
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,449
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Ventures II Partners Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,609
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,609
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,609
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Venture Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 911,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 911,316
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,316
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Venture Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 911,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 911,316
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,316
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 15708Q105

1.	Names of Reporting Persons Lux Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 911,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 911,316
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,316
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 15708Q105

1.	Names of Reporting Persons Joshua Wolfe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 911,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 911,316
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,316
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15708Q105

1.	Names of Reporting Persons Peter Hebert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 911,316
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 911,316
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,316
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Cerulean Pharma Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

840 Memorial Drive, Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing:

Lux Ventures II, L.P. (“Lux II”); Lux Ventures II Sidecar II, L.P. (“Lux II Sidecar”); Lux Ventures II Partners Fund I LLC (“Lux II Partners”); Lux Venture Partners II, L.P. (“Lux Venture Partners”), which is the general partner of each of Lux II and Lux II Sidecar and the manager of Lux II Partners; Lux Venture Associates II, LLC (“Lux Associates”), which is the general partner of Lux Venture Partners; Lux Capital Management, LLC (“Lux Management”), which is the sole member of Lux Associates (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Joshua Wolfe (“Wolfe”) and Peter Hebert (“Hebert”) (collectively, “Managers” and individually, each a “Manager”) are each individual managers of Lux Management. The Reporting Entities and the Managers collectively are referred to as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is Lux Capital, 295 Madison Avenue, 24th Floor, New York, NY 10017.

(c)	Citizenship:

Lux II, Lux II Sidecar and Lux Venture Partners are limited partnerships organized under the laws of the State of Delaware. Lux II Partners, Lux Associates and Lux Management are limited liability companies organized under the laws of the State of Delaware. Each Manager is a U.S. citizen.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

15708Q105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 20,125,049 shares of Common Stock outstanding on November, 7 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

Lux II is the record owner of 861,041 shares of Common Stock and warrants that are exercisable for 8,217 shares of Common Stock within 60 days (together the “Lux II Shares”) as of December 31, 2014. Lux II Sidecar is the record owner of 36,105 shares of Common Stock and warrants that are exercisable for 344 shares of Common Stock (together the “Lux II Sidecar Shares”) as of December 31, 2014. Lux II Partners is the record owner of 5,609 shares of Common Stock (the “Lux II Partners Shares”) as of December 31, 2014. Lux Venture Partners, as the sole general partner of each of Lux II and Lux II Sidecar and the manager of Lux II Partners, may be deemed to beneficially own the Lux II Shares, the Lux II Sidecar Shares and the Lux II Partners Shares. Lux Associates, as the sole general partner of Lux Venture Partners, may be deemed to beneficially own the Lux II Shares, the Lux II Sidecar Shares and the Lux II Partners Shares. Lux Management, as the sole member of Lux Associates, may be deemed to beneficially own the Lux II Shares, the Lux II Sidecar Shares and the Lux II Partners Shares. As the individual managers of Lux Management, each of the Managers also may be deemed to beneficially own Lux II Shares, the Lux II Sidecar Shares and the Lux II Partners Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of Lux II, Lux II Sidecar, Lux II Partners, Lux Venture Partners, Lux Associates and Lux Management may be deemed to share the power to direct the disposition and vote of the Lux II Shares, the Lux II Sidecar Shares and the Lux II Partners Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2 for Members of the Group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Members of the Group.

Exhibit 3 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2015

Lux Ventures II, L.P.

By:	Lux Venture Partners II, L.P.
its General Partner

	By:	Lux Venture Associates II, LLC
its General Partner

		By:	Lux Capital Management, LLC
its Sole Member

			By:	*
			Name:	Peter Hebert
			Title:	Managing Director

Lux Ventures II Sidecar, L.P.

By:	Lux Venture Partners II, L.P.
its General Partner

	By:	Lux Venture Associates II, LLC
its General Partner

		By:	Lux Capital Management, LLC
its Sole Member

			By:	*
			Name:	Peter Hebert
			Title:	Managing Director

Lux Venture Partners II, L.P.

By:	Lux Venture Associates II, LLC
its General Partner

	By:	Lux Capital Management, LLC
its Sole Member

		By:	*
		Name:	Peter Hebert
		Title:	Managing Director

Lux Venture Associates II, LLC

By:	Lux Capital Management, LLC
its Sole Member

By:	*
Name:	Peter Hebert
Title:	Managing Director

Lux Capital Management, LLC

By:	*
Name:	Peter Hebert
Title:	Managing Director

*
Joshua Wolfe

*
Peter Hebert

* By:	/s/ Peter Hebert
Peter Hebert as
Attorney-in-Fact

This Agreement was executed by Peter Hebert pursuant to Powers of Attorney attached hereto as Exhibit 3 and incorporated herein by reference.